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Milan

Attention:	Joel Parker
Brian Fetterolf
Jennifer López-Molina

Re:	StubHub Holdings, Inc.
Response to Letter dated May 10, 2022
Amendment No. 3 to Draft Registration Statement on Form S-1
Confidentially Submitted April 21, 2022
CIK No. 0001337634

Ladies and Gentlemen:

On behalf of our client, StubHub Holdings, Inc. (the “Company”), we are submitting this letter in response to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter, dated May 10, 2022 (the “Comment Letter”), regarding the Company’s Amendment No. 3 to Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on April 21, 2022 (the “Draft Registration Statement”).

The Company is concurrently confidentially submitting to the Staff Amendment No. 4 to the Draft Registration Statement (“Amendment No. 4”), which has been revised to reflect certain revisions to the Draft Registration Statement in response to the Comment Letter as well as certain other changes.

For ease of review, we have set forth below each of the numbered comments of the Staff contained in the Comment Letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 4 and all references to page numbers in such responses are to page numbers in Amendment No. 4.

July 18, 2022

Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted April 21, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our History and Acquisition of StubHub, page 72

1.

In the second paragraph on page 74, you present Adjusted EBITDA without providing the comparable GAAP measure with equal or greater prominence. Please revise to include the comparable GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 75 of Amendment No. 4.

Non-GAAP Financial Measures

Adjusted EBITDA, page 77

2.

We note your response to comment 4. Please add a footnote to the table on page 78 that conveys to investors that in future periods you will have to either continue to issue noncash stock-based compensation or pay cash in order to attract, retain and compensate your employees as these are normal and recurring costs necessary to operate your business. Please also disclose that you will incur a $51 million charge for stock-based compensation in conjunction with the direct listing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 79 of Amendment No. 4.

Revenue, page 84

3.	Tell us your consideration of quantifying the impact on revenues of canceled events and related reserves in 2021 as compared to 2020 given the significance of the impact on 2020 revenues.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 86 of Amendment No. 4 and respectfully advises the Staff that it believes quantifying the impact on revenue of canceled events and related reserves in 2021 as compared to 2020 is not meaningful to investors as it represented less than 10% of the total increase in revenue over the period.

July 18, 2022

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 98

4.	Please quantify the amount of stock-based compensation expense you expect to record in connection with your direct listing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 99 of Amendment No. 4.

Business , page 54

5.

We note your response to comment 6 and your disclosure that StubHub is the “largest global marketplace based on GMS.” Given that your competitors do not appear to use GMS in their publicly filed disclosure, please revise this statement to indicate that this is the company’s belief. Please also revise to clarify that your marketplace pertains to secondary sales and revise your footnote to note that you are only relying on 2019 data, if true.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 6, 10, 72, 74, 106, 109 and 114 of Amendment No. 4.

General

6.

We note your response to comment 2, as well as your previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter, including in regards to any NFTs or other crypto assets that you may develop or mint in the future or that you may support or facilitate the minting or trading of in the future.

Response: The Company respectfully confirms its understanding of the Staff’s comment.

7.

Please provide in the filing a description of your internal processes for how you determine, or will determine as you expand your business, whether particular crypto assets (including NFTs) are securities within the meaning of the U.S. federal securities laws. Please also clarify that such processes are risk-based assessments made by the company and are not a legal standard or binding on any regulatory body or court. Further, please include a risk factor addressing the uncertainty of such assessments and the consequences of making an incorrect assessment or a regulatory body or court disagreeing with the company’s assessment. Finally, please address the potential regulatory risks under the U.S. federal securities laws if such crypto assets are determined to be securities, such as compliance with Section 5 of the Securities Act or whether the company could become subject to regulation as a national securities exchange or as a broker-dealer under the Securities Exchange Act of 1934.

July 18, 2022

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 40 and 41 of Amendment No. 4.

8.

Please expand your discussion of research and development costs, which we note you reference on page 27. In particular, please tell us how you define and classify research and development in your income statement, as well as how you define product development and why such product development costs are included in your general and administrative costs, as you disclose on page 82. Please refer to Item 101 of Regulation S-K and ASC 730.

Response: In response to the Staff’s comment, the Company acknowledges the forward-looking statement on page 27 of Amendment No. 4, which indicates that the Company may incur significant expenditures in expanding its research and development costs and has revised its disclosure on page 27 to refer to “product development” rather than “research and development.”

Product development costs primarily consist of personnel-related expenses for employees involved in the research, development, operation and maintenance of both new and existing products and services associated with the Company’s platform. This includes compensation costs for employees in product, data, engineering and information technology, third-party consulting fees and allocations of various overhead and occupancy costs.

Research and development activities represents a subset of product development, which is comprised of launching new features and enhancing platform capabilities. The Company respectfully advises the Staff that since the StubHub Acquisition (as defined in Amendment No. 4) in February 2020, the Company has prioritized the necessary merger integration work and, accordingly, has not made significant investments in research and development. Given the Company has incurred less than $20 million in research and development expenses in each of 2021 and 2020, representing less than 5% of the Company’s total costs and expenses in each such years, management has concluded that such amount is not material to warrant a separate line item and disclosure in the financial statements in accordance with ASC 730. If and when research and development expenses become material, the Company will disclose the amounts in accordance with ASC 730. The Company also believes that this approach is consistent with Item 101 of Regulation S-K, which only requires presentation of information that would be considered material to an investor’s understanding.

* * *

July 18, 2022

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1311 or by fax at (212) 751-4864 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael Benjamin
Michael Benjamin of LATHAM & WATKINS LLP

cc:	Eric H. Baker, StubHub Holdings, Inc.
Mark Streams, StubHub Holdings, Inc.
Greg Abovsky, StubHub Holdings, Inc.
Tad J. Freese, Latham & Watkins LLP
Alison A. Haggerty, Latham & Watkins LLP
Dave Peinsipp, Cooley LLP
Kristin VanderPas, Cooley LLP
Denny Won, Cooley LLP